JTH TAX, INC.
                                2610 Potters Road
                            Virginia Beach, VA 23452


                                October 21, 1998



Mr. Donald J. Rinehart
United States Securities and
  Exchange Commission
Division of Corporation Finance
Mail Stop 3-4
Washington, D.C. 20549

         Re:      JTH Tax, Inc. Form SB-2
                  File No. 333-58085

Dear Mr. Rinehart:

         On behalf of JTH Tax, Inc., I request the withdrawal of the Registration Statement referred to above. The Company has elected to pursue this offering as a Regulation D offering under Rule 506, and none of the securities covered by the offering described in the Registration Statement have been sold at this time.

         If you have any questions, please do not hesitate to call Kathleen Curry at 757-340-7610, or our outside counsel, James J. Wheaton at 757-628-5619.

                                  Very truly yours,



                                  John T. Hewitt
                                  President